Via Facsimile and U.S. Mail
Mail Stop 6010

      October 14, 2005


Donald R. Head
President and Chief Executive Officer
Capital Title Group, Inc.
14648 N. Scottsdale Rd., Ste. 125
Scottsdale, AZ   85254

Re:	Capital Title Group, Inc.
	Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 17, 2005
	File No. 000-21417

Dear Mr. Head:

      We have reviewed your August 31, 2005, October 3, 2005, and October 3, 2005 responses to our August 22, 2005 comment letter and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 8.  Financial Statements, page 32

Notes to Consolidated Financial Statements, page 37

1.  Organization and Summary of Significant Accounting Policies,
page
37

Significant Accounting Policies, page 38

Revenue Recognition, page 39

1. In order for us to evaluate your conclusion that net reporting is appropriate, please clarify for us what is meant in your October 11,
2005 response to comment two by underwriting fees are compensation for accepting "the risk," which appears inconsistent with your October 3, 2005 response that these fees are compensation for accepting a "portion of the risk." In addition, since you assert in your response that these transactions are not within the scope of EITF Issue 99-19 because that issue excludes insurance and reinsurance premiums, please tell us why underwriting fees are an insurance or reinsurance premium within the scope of FAS 60 or FAS
113. Further tell us your accounting policy for recording and classifying in your financial statements any recoveries under these contracts.

*    *    *    *

      Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

      You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Oscar M. Young, Senior Accountant at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.



	Sincerely,



	Jim B. Rosenberg
	Senior Assistant Chief
	Accountant

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Donald R. Head
Capital Title Group, Inc
October 14, 2005
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